PRACTUS

May 10, 2021

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Forms N-CSR of PFS Funds (the “Trust”)

(File No. 811-09781)

Name of Series of the Trust/Fiscal Year Reviewed:

Castle Focus Fund/June 30, 2020

Bretton Fund/December 31, 2020

Christopher Weil & Company Core Investment Fund/November 30, 2020

Cargile Fund/June 30, 2020
Castle Tandem Fund/June 30, 2020

Dear Ms. Rotter:

This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission that you provided on May 6, 2021. The comments addressed Form N-CSR filings for the series of the Trust and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: Castle Focus Fund and Christopher Weil & Company Core Investment Fund have both been identified in their respective annual reports as non-diversified funds and it appears that both funds have been operating as diversified funds for more than three years. Confirm if that is accurate. In addition, if each fund has been operating as a diversified fund for more than three years confirm that each fund will receive shareholder approval before operating as a non-diversified fund.

Response: Both funds have had periods during the last three years where they operated as non-diversified funds.

2.	Comment: With regards to Bretton Fund, as part of the Form N-CEN filing made on March 9, 2021 the Fund marked “yes” to question B.14. Is that accurate? If yes, please file an amended Form N-CEN to include the attachment required by Item G.1.a. ii of Form N-CEN.

Response: B.14 was marked incorrectly. The response should have been “no” because no financial support was provided by an affiliated person, promoter, or principal underwriter of the Bretton Fund, or an affiliated person of such a person, provide any form of financial support to the Bretton Fund during the reporting period.

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

May 10, 2021

3.	Comment: The following comments apply to all funds listed above. Please confirm whether the investment adviser to each fund is current with all payments to the fund’s service providers. Additionally, confirm if the agreements filed with the SEC state that the adviser is contractually committed to pay such service providers.

Response: All the investment advisers to the funds are current on their payments to the funds service providers. The agreements filed with the SEC require the investment advisers to pay the majority of that fund’s “operating expenses” out of their fees. The agreements set forth the responsibilities of the investment advisers as it relates to payment of fund expenses.

4.	Comment: As it relates to the Castle Tandem Fund, in the discussion of the fund’s performance in its June 30, 2020 Annual Report it states the S&P Total Return Index is the fund’s primary benchmark. However, the fund’s line graphs in the June 30, 2020 Annual Report and the June 30, 2019 Annual Report lists the S&P 500 Index as the fund’s primary benchmark. Please explain the discrepancy. If the fund changed its primary benchmark during the noted periods, please explain why this was not disclosed along with the other required disclosure when a fund changes its benchmark.

Response: The Castle Tandem Fund’s primary benchmark is the S&P 500 Index and there have been no changes to the Fund’s primary benchmark. The returns stated for the S&P 500 Index and returns stated for the S&P 500 Total Return Index included in the June 30, 2020 Annual Report were identical, so shareholders and potential investors were provided with consistent performance information. To reduce any possible confusion as it relates to the Castle Tandem Fund’s benchmark, the Castle Tandem Fund will list the “S&P 500 Index” as its benchmark in all future filings with the SEC and in any other disclosures to shareholders/investors.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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